EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Award of Japanese Patent & Update on United States and Other Patent Applications

CALGARY, Alberta, Aug. 14, 2017 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX:SFD) (OTCQB:NSFDF), a company focused on providing exploration solutions of its proven and proprietary Stress Field Detection ("SFD®") method, is pleased to provide an update on the status of current patent applications:

NXT previously announced the receipt of the Russian Patent No. 2608632 in January 2017.  This was the first patent granted to NXT for its SFD® technology.

We were notified on August 11th that the Japan Patent Office has issued an original Letters Patent for the Japanese patent application No. 6175131.

The Company has also received a number of communications from its Patent Attorneys:

  On April 26, 2017, the Canadian Intellectual Property Office issued a Notice of Allowance for NXT’s patent application (Application No. 2,874,450).
  On July 13, 2017, the United States Patent and Trademark Office issued the Notice of Allowance for NXT’s patent application (Application No. 2014/550,779).
  On July 25th, 2017, the Mexican Patent Office issued the Notice of Allowance for NXT’s patent application (Application No. MX/a/2014/014309).

These “Notice of Allowances” are the final step prior to issuance of the Patents and we therefore expect Patents to be issued by all the above countries in the near future.

A new US CIP (Continuation in Part) patent application regarding the recently developed next generation of SFD® sensor design was submitted on August 4, 2017.

George Liszicasz, NXT Energy’s President and CEO, stated that “the granting of these international patents further validates NXT’s technical capability to detect geophysical conditions conducive to fluid entrapment, which require the combined presence of trap, reservoir and seal. These geophysical conditions are considered critical in oil and gas exploration.  We are proud of the continued technical advancements and the subsequent increase in industry recognition.”

In addition to the aforementioned countries, NXT also has applications pending in other international jurisdictions such as Europe, China, Brazil and India.

For further information about NXT, please contact NXT’s Head office at nxt_info@nxtenergy.com

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the year ended December 31, 2016 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Bev Stewart
V-P Finance & CFO
NXT Energy Solutions Inc.
403-206-0807
nxt_info@nxtenergy.com
www.nxtenergy.com